OVERLOAN PROTECTION 3 RIDER

This Rider becomes a part of the policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider.

If there is more than one Insured on the Policy to which this Rider is attached, all references to the Insured within this Rider pertain to the younger Insured, unless stated otherwise.

Rider Benefit Summary – Subject to satisfaction of all the RIDER EXERCISE REQUIREMENTS described below, exercise of this Rider will guarantee that the Policy will not lapse due to an Overloan Condition, which exists when Policy Debt exceeds the Accumulated Value.

Effective Date – This Rider takes effect as of the Policy Date and stays In Force unless it terminates as described in the Rider Termination section below. The Rider has no effect on your Policy until it is exercised.

RIDER EXERCISE

Rider Exercise – On or after the Earliest Exercise Effective Date, described below, you may exercise this Rider by Written Request, once all RIDER EXERCISE REQUIREMENTS have been satisfied. At the time we receive your Written Request, but prior to exercise, we will determine the Rider Exercise Charge and we will verify that the Policy Qualifications and the Exercise Conditions have been met. It is your responsibility to verify that the Policy meets all of the Policy Qualifications.

Exercise Effective Date – The Exercise Effective Date is the first Monthly Payment Date after we receive Written Request to exercise this Rider on which all RIDER EXERCISE REQUIREMENTS are satisfied.

Earliest Exercise Effective Date – The Earliest Exercise Effective Date is shown in the Policy Specifications and is the earliest date on which this Rider may be exercised. The Minimum Years In Force and the Minimum Exercise Age, each shown in the Policy Specifications, are used to establish the Earliest Exercise Effective Date.

NOTE: To improve your opportunity to meet the RIDER EXERCISE REQUIREMENTS described below, you should carefully monitor your Policy’s performance. We recommend you do so annually by reviewing a current illustration. Please be aware that a current illustration of Policy values does not guarantee that all the RIDER EXERCISE REQUIREMENTS will be met at the time of exercise.

RIDER EXERCISE REQUIREMENTS

All Rider Exercise Requirements described below must be satisfied on the Monthly Payment Date on or next following the date we receive your Written Request to exercise this Rider.

Policy Qualifications – The following Policy Qualifications must be met in order for this Rider to be eligible for exercise. If changes to the Policy are required in order to meet these Policy Qualifications, then the Policyowner must request those changes as described below.

•	The Death Benefit Option in effect under the Policy must be Death Benefit Option A. If your Policy does not meet this qualification, you must change your Death Benefit Option to Death Benefit Option A, by Written Request, prior to Rider Exercise. Changes to your Death Benefit Option take effect on the Monthly Payment Date next following your Written Request. Such changes will modify your Total Face Amount and, as a result, this may impact your ability to meet all the Exercise Conditions described below.*
•	The Total Face Amount under the Policy must be less than or equal to the Policy Debt. You may request a decrease in your Total Face Amount to meet this Policy Qualification.*

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•	There may not be any Alternate Policy Debt. If there is Alternate Policy Debt, you must exchange it to Standard Policy Debt. Please note that an exchange from Alternate Policy Debt to Standard Policy Debt can be done only once in any twelve-month period.

Exercise Conditions – The following Exercise Conditions must be satisfied on or after the Earliest Exercise Effective Date shown in your Policy Specifications, based on your Policy’s values immediately prior to exercise. Upon receipt of your Written Request to exercise this Rider, but prior to exercise, we will determine the Rider Exercise Charge described below, and we will verify that your Policy meets the following Exercise Conditions.

•	The Accumulated Value (net of Policy Debt) must be greater than the Rider Exercise Charge.
•	The Policy Debt must be greater than the current Total Face Amount.*
•	The Policy Debt must be less than 99.9% of the Accumulated Value after the Rider Exercise Charge has been deducted from the Accumulated Value.
•	There must be no projected Forced Distributions for the current or any future Policy year.
•	The Guideline Premium Limit must be projected to remain greater than zero at all times prior to Age 100.
•	The Policy must not be a Modified Endowment Contract and exercising this Rider must not cause the Policy to become a Modified Endowment Contract.

* Any changes that are made to your Policy to meet these Policy Qualifications or Exercise Conditions will affect the Guideline Premium Limit under your Policy. Consequently, it is possible that such changes will cause projected Forced Distributions in the future. In such an event, it will not be possible to exercise this Rider at the time of Written Request.

NOTE: The Policy changes described below will not become effective, and no changes to your Policy will be made, until this Rider is exercised.

EFFECTS OF RIDER EXERCISE ON ALL POLICY TYPES

Effects of Rider Exercise on the Policy – On the Rider Exercise Effective Date, the following changes to your Policy will occur:

•	A charge for exercising this Rider will be deducted from the Accumulated Value (see Rider Exercise Charge).
•	Any required transfer of Accumulated Value will take place (see EFFECTS OF RIDER EXERCISE ON POLICIES WITH TWO OR MORE ACCOUNTS).
•	Any riders that are in effect with regularly scheduled charges, other than this Rider and any term insurance rider on the primary insured that contributes to the Total Face Amount of the Policy, will be terminated. Additionally, any accelerated death benefit rider will terminate upon exercise of this Rider.
•	Any increases in Face Amount that are scheduled to take effect after exercise of the Rider will be cancelled.

Minimum Death Benefit – After exercise of this Rider, and while it continues In Force, the Minimum Death Benefit of the Policy will be the Death Benefit Percentage, described in the Guideline Premium Test section of the Policy, multiplied by the greater of the Accumulated Value or the Policy Debt.

Rider Exercise Charge – There is a one-time charge to exercise this Rider that will be deducted from the Accumulated Value at the time the Rider is exercised. The charge will not exceed the Accumulated Value at the time the Rider is exercised multiplied by the Overloan Protection Rate. The Overloan Protection Rate varies based on the Insured’s Age, gender and Risk Class as of the Exercise Effective Date and is shown in the Policy Specifications.

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Prohibited Transactions – Upon exercise of this Rider, the following Policy transactions will not be permitted:

1.	No additional Premium payments will be accepted.
2.	No additional Policy loans may be taken.
3.	No withdrawals may be taken.
4.	No loan repayment, other than for loan interest due, will be accepted.
5.	Policy benefits may not be changed or added.
6.	Values may not be transferred from the Fixed Account (applicable only to a policy type that will allow the transfer of policy values between two or more accounts).

EFFECTS OF RIDER EXERCISE ON POLICIES WITH TWO OR MORE ACCOUNTS

Transfer of Accumulated Value Between Two Or More Accounts, Excluding Indexed Accounts – If any portion of the Policy’s Accumulated Value is not in the Fixed Account, it will be transferred to the Fixed Account. Such transfer is only permitted in a policy that allows for transfer of policy values among two or more accounts, and where there are no Indexed Segments. No transfer charge will be assessed for such transfer, nor will it count against or be subject to any transfer limitations otherwise in effect. For the purposes of this Rider, if the Exercise Effective Date is not a Valuation Day, then the Valuation Day prior to the Exercise Effective Date will be used.

Transfer of Accumulated Value Within a Policy With Indexed Accounts – If any portion of the Policy’s Accumulated Value is in a current Index Segment, it will be transferred into the Fixed Account upon Index Segment Maturity. This may occur after the Exercise Effective Date. No transfer charge will be assessed for such transfer, nor will it count against or be subject to any transfer limitations otherwise in effect.

NOTE: As of February 2015, the Internal Revenue Service had not published guidance on the tax treatment of Overloan Protection benefits such as those provided by this Rider. You should consult your tax advisor before requesting the exercise of this Rider, as there may be tax consequences. In addition to other possible tax consequences, exercise of the Rider could lead to some or all of the Policy Debt being treated as a taxable distribution.

LIFE INSURANCE QUALIFICATION CONSIDERATIONS

Forced Distribution – A Forced Distribution is a withdrawal or distribution that is required in order to maintain the Policy’s qualification as a life insurance contract under federal tax law. This can result from certain Policy changes including, but not limited to, a reduction in Face Amount. Forced Distributions can begin at the time of the reduction or at a later date, and will continue annually as required (see Tax Qualification as Life Insurance).

Guideline Premium Limit – The Guideline Premium Limit is described in your Policy and determines the maximum cumulative premiums that can be paid into your Policy at any time and still maintain the Policy’s qualification as a life insurance contract under federal tax law.

Tax Qualification as Life Insurance – The Policy is intended to qualify as a life insurance contract for federal tax purposes, and the death benefit under this Policy is intended to qualify for federal income tax exclusion. Further, the Policy is intended to qualify as a life insurance contract that is not a Modified Endowment Contract for federal tax purposes, unless acceptance of a Modified Endowment Contract status is provided, in which case this Rider cannot be exercised. To achieve these purposes, the death benefit at all times shall be at least equal to the minimum necessary to maintain any such tax qualification. No provisions of this Rider are intended to reduce any protection provided by any of the Policy’s federal tax qualification provisions. Please see your Policy for related provisions.

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GENERAL PROVISIONS OF THIS RIDER

Rider Termination – This Rider will terminate if any of the following occur:

1.	If the Policy terminates. Note that if the Policy is reinstated, this Rider will also be reinstated.
2.	If you make a Written Request to terminate this Rider.
3.	If you exercise any accelerated death benefit rider (only applicable if these optional riders are in effect on your Policy).
4.	If any Prohibited Transactions (see Prohibited Transactions) take place.

If this Rider terminates and the Net Accumulated Value is less than zero, the Policy will enter a Grace Period as described in the Policy.

If this Rider terminates, other than by the death of the Insured, any amount by which the Policy Debt exceeds the Accumulated Value is due and payable at the time of the termination.

Effect of Additional Benefits on Rider Provisions – Your policy may include additional benefits that were added by rider or endorsement. Note that the exercise of certain benefits of other riders may result in the termination of this Rider. Please read your entire policy, including all riders and other forms carefully.

Conformity with IIPRC Standards – This contract was approved under the authority of the IIPRC and issued under the IIPRC standards. If there is any contract provision that is in conflict with any IIPRC standards applicable to this Contract when this Contract was issued, the provision is amended to conform to that standard. Any such amendment is effective on the Contract Date.

Signed for Pacific Life Insurance Company,

Chairman and Chief Executive Officer	Secretary

[www.PacificLife.com]	[(800) 347-7787]

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POLICY NUMBER: [VF99999990]

POLICY SPECIFICATIONS

(Sections for Other Coverages)

R15OLP	Overloan Protection 3 Rider

	Earliest Exercise Effective Date:	[February 01, 2055]
	Minimum Years In Force: Minimum Exercise Age:	[15] [75]

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POLICY NUMBER: [VF99999990]

POLICY SPECIFICATIONS

R15OLP Overloan Protection 3 Rider

Age at Exercise	Overloan Protection Rate
[75	0.0380
76	0.0375
77	0.0369
78	0.0362
79	0.0355
80	0.0348
81	0.0340
82	0.0331
83	0.0321
84	0.0310
85	0.0297
86	0.0283
87	0.0267
88	0.0248
89	0.0226
90	0.0200
91	0.0170
92	0.0145
93	0.0126
94	0.0115
95	0.0114
96	0.0114
97	0.0113
98	0.0113
99 -120	0.0112]

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